News Release

RESIN SYSTEMS EXPANDS OPERATIONS INTO EUROPEAN UNION AND ANNOUNCES

INITIAL PURCHASE ORDER TO MANUFACTURE APPROXIMATELY U.S. $45 MILLION OF INDUSTRIAL CONVEYOR SYSTEM ROLLERS

Edmonton, Alberta, Aug. 4, 2005: Resin Systems Inc. ("RS") (RS - TSX Venture / RSSYF - OTCBB), a composite materials products technology company, has acquired approximately one half of a European Union (“EU”) company ("EUCo."), which company will pursue market opportunities in the EU and adjacent former eastern bloc countries for the sale of RS's Version™ resin and products derived therefrom with the exception of RS's RStandardTM modular composite utility poles which RS will pursue directly.  RS intends to advance approximately U.S. $1.875 million to EUCo. this calendar year for the purpose of establishing a production facility in the EU.

In addition, EUCo. has received a purchase order to supply approximately U.S. $45 million of industrial conveyor system rollers made from its Version resin to a domestic EU mining conglomerate.  Pursuant to the purchase order, EUCo. will commence delivery of the conveyor rollers in November 2005 and complete the deliveries by November 2008.  RS will initially manufacture the conveyor rollers at its manufacturing facility in Edmonton on behalf of EUCo. until such time as EUCo. has established a production facility in the EU.  This purchase order replaces the multi-year, multi-million dollar purchase order to only supply Version resin, which RS announced in its press release dated April 26, 2005 as it has been decided that EUCo. will directly manufacture and supply the conveyor rollers to the EU mining conglomerate.  The engineered solution and manufacturing of these rollers utilizes RS’s pultrusion technology platform and Version, which technology is proven and has been well developed by RS over the past years.

About RS

RS operates in the composite material products marketplace and provides engineered solutions that are developed with its proprietary input materials, equipment and processes.  The foundation of these solutions is based on the company's patented polyurethane Version resin system.  RS is continuously building on this foundation through additional patent pending and trade secret knowledge.  The company's engineered solutions are developed and implemented in three distinct technology platforms, one of which is filament winding, which has resulted in the development and production of the RStandard™ modular composite utility pole. RS has commercialized the RStandard pole for sale to power utility companies both domestically and internationally.  For the latest on the company's developments, click on 'Latest News from RS' on www.grouprsi.com.

"Version" and "RStandard" are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

Yin Chang / Jennifer Handshew / Joe Gallo

President and Chief Executive Officer

Public Relations

Resin Systems Inc.

KCSA

Ph: (780) 482-1953

(212) 896-1228 / (212) 896-1272 / (212) 896-1269

Fax: (780) 452-8755

(212) 986-3380

Email:  gregp@grouprsi.com

ychang@kcsa.com / jhandshew@kcsa.com / jgallo@kcsa.com

www.grouprsi.com

www.kcsa.com

This news release contains forward-looking statements.  The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them.  Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond RS's control.  Many of these risks and uncertainties are described in RS's revised annual information form dated June 29, 2005, RS's management's discussion and analysis and other documents RS files with the Canadian securities authorities.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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